FEDERAL INSURANCE COMPANY
Endorsement No.: 23
Bond Number: 81458587

NAME OF ASSURED: THRIVENT MUTUAL FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.  BOND PERIOD:  from 12:01 a.m. on January 1, 2006
                                              to 12:01 a.m. on April 1, 2007

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 8, 2007

By /s/ Robert Hamburger
___________________________
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

FIDELITY BOND RESOLUTIONS

WHEREAS, the Directors and Trustees of Thrivent Mutual Funds, Thrivent Series Fund, Inc., and Thrivent Financial Securities Lending Trust (the "Funds") desire to extend the current fidelity bond coverage until further consideration at a meeting of the Directors and Trustees.

BE IT NOW RESOLVED, that the Directors and Trustees of the Funds hereby approve and accept the fidelity bond coverage written by Federal Insurance Company on its financial institution bond form in the aggregate amount of $10,000,000.00 (the "Bond"); and

RESOLVED FURTHER, that the Boards of Directors and Trustees of the Funds hereby determine that the bonding coverage of Officers and Employees of the Funds under the aforesaid Bond on the form so written and in the amount of $10,000,000.00 is in the best interests of the Funds and is adequate coverage for the protection of the shareholders pursuant to 17 CFR 270.17g-1 (the "Rule"); and

RESOLVED FURTHER, that the Boards of Directors and Trustees of the Funds, understanding that the Rule would have required the Funds to each maintain a separate insured bond in the maximum amount of $2,500,000 had not the Funds been named as joint insureds under the Bond, hereby approve the amount, type, form and coverage of the Bond and the portion of the premium for the Bond to be paid by each of the Funds and the share of the recovery to be received by each of the Funds under the Bond as a result of loss sustained by the Funds, which said proportions of premium and recovery are defined in that certain Joint Insured Bond Agreement entered into between the Funds as of January 1, 2005 ("Agreement"); and

RESOLVED FURTHER, that the Boards of Directors and Trustees of the Funds hereby approve and ratify the terms of the Agreement; and

RESOLVED FURTHER, that the Secretary of the Funds be and hereby is designated as the Officer required to make the filings and give the notices required by Paragraph (g) of 17 CFR 270.17g-1.

JOINT INSURED BOND AGREEMENT CONCERNING

ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

This AGREEMENT is entered into as of the 31st day of December 2005, between Thrivent Mutual Funds, a Massachusetts business trust; Thrivent Series Fund, Inc., a Minnesota corporation; and Thrivent Financial Securities Lending Trust, a Massachusetts business trust (collectively, the "Funds" and individually "the Fund").

W I T N E S S E T H:

      WHEREAS, the Funds are named insureds under a certain fidelity bond No. 81458587 issued on Financial Institution Bond Form No. 14 by Federal Insurance Company (the "Insurer"), presently in the aggregate amount of $10,000,000.00 (the "Bond"), with a one-year term commencing January 1, 2006, which said Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940; and

      WHEREAS, the Funds are organized on a series basis, and Thrivent Mutual Funds is comprised of thirty-one series; Thrivent Series Fund, Inc. is comprised of thirty-one series; and Thrivent Financial Securities Lending Trust is comprised of one series.

      WHEREAS, the Funds desire to enter into an agreement in order to meet the requirement of Rule 17g-1(f) and to assure that premiums on the Bond and any recovery received under the Bond are allocated in a fair and equitable manner.

      NOW, THEREFORE, each Fund hereby agrees as follows:

  Allocation of Premium. On January 1, 2006, and each anniversary date thereafter or such other dates as shall be determined by the Funds, the premium payable on the Bond for the calendar year shall be allocated among the Funds according to the recommendation of the Corporate Insurance Management staff of Thrivent Financial for Lutherans based on the suggested allocation by the insurance carrier. The premium shall be divided among the series within each Fund as follows: one-half of the premium allocated to such Fund shall be allocated among the series of such Fund based on the assets of each series as of the end of the calendar quarter immediately preceding the date of determination, and the other half shall be allocated equally among the series of such Fund. One-twelfth of the annual premium allocation for a series shall be charged to such series monthly.

  Allocation of Recoveries. In the event that the claims of loss of two or more of the series are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Bond, the following rules for determining the priorities for satisfaction of the claims of any series which have been duly proven and established under the Bond shall apply:

    First, each series shall be entitled to an amount of coverage under the Bond equal to the amount of coverage under the Bond that the Fund of which such series is a portfolio series would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) multiplied by a fraction, the numerator of which is the amount of premium which is charged to such series and the denominator of which is the amount of premium charged to such Fund.

    Second, the remaining amount of insurance under the Bond, if any, shall then be applied to claims of each claiming series in proportion to the total of the unsatisfied amount of the claims of such series.

  Additional Parties. If Thrivent Financial for Lutherans or Thrivent Investment Management, Inc. in the future serve as investment advisers, subadvisers or administrators to any other investment company or any other series of the Funds (an "Additional Series") and if the Insurer is willing to add the Additional Series as a named insured under the Bond, such Additional Series may be added as a named insured under the Bond, provided the amount of the Bond is then in compliance with the requirements of Rule 17g-1(d) (in the event the Bond would not then be sufficient for purposes of Rule 17g-1(d), the Bond shall be increased by an amount such that the Bond would then be in compliance with Rule 17g-1(d)), and upon giving written notice to each of the parties hereto, such Additional Series shall become subject to this Agreement. Following the addition of such Additional Series, the premium shall be reallocated for all series of the Fund of which such Additional Series is a new series. Upon the termination of any Fund as a named insured under the Bond, such Fund shall thereupon cease to be a party hereto.

  Preservation Clause. It is the intention of the parties to this Agreement to achieve and ensure compliance by the Funds with the provisions of Rule 17g-1, and the parties agree to amend this Agreement and to amend the fidelity coverage provided under the Bond as may be required by the Funds in order to obtain and continue such compliance.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by an officer thereunto duly authorized as of the date first above written.

Thrivent Mutual Funds                                         Thrivent Series Fund, Inc.

By  /s/ Pamela J. Moret                                       /s/ Pamela J. Moret
    _______________________________________                   _________________________________________
    Pamela J. Moret, its President                            Pamela J. Moret, its President

Thrivent Financial Securities Lending Trust

By  /s/ Pamela J. Moret
    _______________________________________
    Pamela J. Moret, its President